PALMIA CORPORATION

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

March 31, 2017



Independent Accountant's Review Report

To Management
Palmia Corporation
San Francisco, CA

I have reviewed the accompanying balance sheet of Palmia Corporation. as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 31, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

PALMIA CORPORATION
BALANCE SHEET
DECEMBER 31, 2016 & 2015

ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 350	$ 1,728
TOTAL CURRENT ASSETS	350	1,728
NON-CURRENT ASSETS		
Brewery Deposit	10,000	10,000
TOTAL NON-CURRENT ASSETS	10,000	10,000
TOTAL ASSETS	$ 10,350	$ 11,728

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	-	7,331
TOTAL CURRENT LIABILITIES	-	7,331
NON-CURRENT LIABILITIES		
Notes Payable	140,438	140,438
TOTAL LIABILITIES	140,438	147,769
SHAREHOLDERS' EQUITY		
Common Stock (100,000,000 shares authorized, 848,000 shares issued and outstanding, $.01 par value)	8,480	8,480
Additional Paid in Capital	87,783	48,737
Retained Earnings (Deficit)	(226,351)	(193,258)
TOTAL SHAREHOLDERS' EQUITY	(130,088)	(136,041)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 10,350	$ 11,728

Unaudited- See accompanying notes.

PALMIA CORPORATION
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Operating Expense		
Salaries	$ 30,000	$ -
General & Administrative	2,183	16,637
Marketing	110	-
Travel	-	143
	32,293	16,781
Net Income from Operations	(32,293)	(16,781)
Other Income (Expense)		
State and Local Taxes	(800)	(800)
Net Income Before Provision for Income Tax	(33,093)	(17,581)
Net Income	$ (33,093)	$ (17,581)

PALMIA CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

		2016		2015
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	(33,093)	$	(17,581)
Change in Payables		(7,331)		7,331
Net Cash Flows From Operating Activities		(40,424)		(10,250)
Cash Flows From Financing Activities				
Change in Paid in Capital		39,046		5,494
Net Cash Flows From Investing Activities		39,046		5,494
Cash at Beginning of Period		1,728		6,484
Net Increase (Decrease) In Cash		(1,378)		(4,756)
Cash at End of Period	$	350	$	1,728

Unaudited- See accompanying notes.

PALMIA CORPORATION
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016 AND 2015

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Palmia Corporation ("the Company") is a corporation organized under the laws of the State of California. The Company produces alcoholic beverages for retail sale.

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Deposits

The Company entered into an agreement with Minhas Craft Brewery SRL LLC in 2014 to produce and package the Company's products. The agreement was secured by a $10,000 deposit which is creditable toward future production expenses related to the contract.

Notes Payable

In 2013, the Company issued convertible promissory notes in the aggregate amount of $75,000. The notes accrue interest at the rate of 6% per annum. The notes are convertible to equity at the time of a capital event at a 20% discount to the fair market value of the stock at the time of conversion, upon a qualified equity financing with gross proceeds of at least $500,000. As of December 31, 2016, accrued interest under the convertible promissory notes amounted to $5,438.

The Company also has a promissory note outstanding which was advanced by one of its founders, a related party, in the amount of $60,000. The loan is non-interest bearing and payable on demand with thirty days' notice to the Company by the lender.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The Company is subject to tax in the federal jurisdiction of the United States. The Company recognized net operating losses for tax years 2016 and 2015. These losses will be carried forward to reduce taxable income in future years. Net operating loss carry forwards expire if not exhausted within twenty years of the year the loss was recognized. Management has elected not to record a valuation allowance to account for any deferred tax benefits to which the Company may be entitled due to the uncertainty associated with timing and valuation of the benefits. The Company's federal tax filings remain subject to review by the Internal Revenue Service as follows:

Tax Year	_Statute Expires on Filing Date In_
2014	2018
2015	2019
2016	2020

The Company is subject to franchise tax in the State of California. The Company's California franchise tax filings remain subject to review by the State of California as follows:

Tax Year	_Statute Expires on Filing Date In_
2014	2019
2015	2020
2016	2021

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 31, 2017, the date that the financial statements were available to be issued.